Exhibit 99.2

May 29, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Change in Directorship

The Board of Directors of the Company has, at their meeting held on May 29, 2020, considered and approved the following:

1.

Appointment of Mr. Deepak M Satwalekar as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from July 1, 2020, subject to approval of the shareholders of the Company.

Copy of the press release in connection with the aforesaid appointment and a brief profile of Mr. Deepak M Satwalekar are enclosed for your reference.

Mr. Deepak M Satwalekar does not have any relationship with any of the Directors on the Board of the Company. In accordance with BSE circular no. LIST/COMP/14/2018-19 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018, we hereby confirm that Mr. Deepak M Satwalekar is not debarred from holding the office of Director by virtue of any SEBI order or any other such authority.

2.

Taking note of resignation of Mrs. Arundhati Bhattacharya as an Independent Director of the Company with effect from close of business hours of June 30, 2020. The Board placed on record its appreciation for the contributions made by Mrs. Arundhati Bhattacharya to the Company.

In her resignation letter, Mrs. Arundhati Bhattacharya has indicated that the reason for her resignation is her decision to accept a full time role as Chairperson and CEO in another company. She has also confirmed that there is no other material reason, other than the reason stated in her resignation letter. A copy of the resignation letter is enclosed.

This is for your information and records.

Thanking you, For Wipro Limited M Sanaulla Khan Company Secretary ENCL: As above.

Wipro Limited Appoints Deepak M Satwalekar to its Board

Bangalore India and East Brunswick, New Jersey, USA, May 29, 2020: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting, and business process services company, today announced the appointment of Deepak M Satwalekar, a widely respected financial services professional, to its Board of Directors for five years effective July 1, 2020, subject to the approval of the shareholders.

Deepak will serve as an Independent Director on the Board and will bring a wealth of experience to Wipro having spent over four decades in the financial services industry and as an advisor and Board member of companies from diverse industries.

In his illustrious career, Deepak has been the Managing Director of HDFC Ltd and subsequently the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. He has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID) and the United Nations Human Settlements Programme (UN-HABITAT).

Welcoming him to the Board, Rishad Premji, Chairman, Wipro Limited said, “I am truly excited to have Deepak join our Board. With his deep repository of knowledge spanning across the financial services sector, sharp business acumen, understanding of technology and as a strong votary of the highest standards of corporate governance, his invaluable experience will immensely benefit Wipro.”

Commenting on his appointment, Deepak Satwalekar said, “I am delighted and honored to be invited to join the Board of Wipro, an organization which is globally respected both for its technology leadership and its steadfast commitment to values. I look forward to contributing to the company’s growth charter.”

Deepak is a recipient of the ‘Distinguished Alumnus Award’ from the Indian Institute of Technology (IIT), Bombay and is currently the Chairman, Board of Governors of the Indian Institute of Management, Indore.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Brief Profile of Mr. Deepak M Satwalekar

Mr. Deepak M Satwalekar was the Managing Director of HDFC Ltd (India’s first specialized provider of housing finance and now the largest) till 2000, and thereafter the Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd till 2008, the first private sector life insurance company registered in India after 1956.

Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for international Development (USAID) and the United Nations Human Settlements Programme (HABITAT).

Mr. Satwalekar serves on the India Advisory Board of a large European bank. He is currently active on the Advisory Boards of a few non-profit organisations, engaged in the field of primary education for the low-income and underprivileged members of society in rural and urban India. He is on the Board of SINE, a technology incubator at IIT, Bombay. He also advises a Venture Capital Fund.

Mr. Satwalekar has chaired the RBI Committee on Corporate Governance in Public Sector Banks, besides being a member of several expert groups/committees set up by industry/Government/RBI/IRDA/PFRDA.

Mr. Satwalekar is a recipient of the ‘Distinguished Alumnus Award’ from the Indian Institute of Technology (IIT), Bombay.

Mr. Satwalekar is currently the Chairman, Board of Governors of the Indian Institute of Management, Indore.

May 29, 2020

The Board of Directors,

Wipro Limited

(CIN: L32102KA1945PLC020800)

Doddakannelli, Sarjapur Road,

Bengaluru- 560 035

Karnataka

Dear Board Members,

Sub: Resignation as an Independent Director of the Company

This is to inform you that I have decided to accept a full time executive role as Chairperson & CEO for the India operations of Salesforce, USA. Accordingly, I need to discontinue my existing non-executive assignments.

Further to the above, I will be stepping down as an Independent Director from the Board as well as the committees of Wipro Limited, with effect from close of business hours of June 30, 2020. Kindly take note of my resignation.

I confirm that there are no other material reasons for my resignation, other than the reasons mentioned above.

I have enjoyed my journey at Wipro and thank all the Directors for giving me an opportunity to work with them. Wishing Wipro, the very best and all the success for the times to come.

Thanking you,

Yours Sincerely,

Arundhati Bhattacharya

DIN: 02011213

Sensitivity: Internal & Restricted